CYBIN ANNOUNCES OVERNIGHT MARKETED PUBLIC OFFERING
OF UNITS
TORONTO - July 31, 2023 - Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that it has launched an overnight marketed public offering of units of the Company (the “Units”) at a price per Unit and for aggregate gross proceeds to be determined in the context of the market (the “Offering”).

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). The terms of the Warrants will be determined in the context of the market.

Cantor Fitzgerald & Co. is acting as the sole book-running manager for the Offering. A.G.P./Alliance Global Partners is acting as lead manager for the Offering.
The definitive Offering terms will be confirmed at the time of pricing pursuant to the terms of an underwriting agreement to be entered into between the Company and Cantor Fitzgerald & Co. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The Offering is expected to close on or about August 4, 2023, or such other date as the Cantor Fitzgerald & Co. and the Company may agree, and completion of the Offering will be subject to market and other customary conditions, including approval of the Neo Exchange Inc., now operating as Cboe Canada (the “Exchange”).
The Company intends to use the net proceeds from the Offering for the progression of the Company’s CYB003 and CYB004 programs, and for general corporate and working capital purposes.
The Units will be offered in each of the provinces of Canada, excluding Quebec and in the United States, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Shelf Prospectus”). The Prospectus Supplement will also be filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which was declared effective by the SEC on October 8, 2021 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which are available on the Company’s SEDAR profile available at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov. When available, copies of the Prospectus Supplement and Base Shelf Prospectus may be obtained by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 4th Floor, New York, NY 10022, or by email at prospectus@cantor.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Suspension of the Company’s Purchases under the LPC Agreement
In the context of arranging for Offering, on July 31, 2023, the Company provided notice to Lincoln Park Capital Fund (“LPC”) of the Company’s intention to suspend purchases under its purchase agreement (the “Purchase Agreement”) effective immediately. The Purchase Agreement was entered on May 30, 2023, allowing the Company to issue Common Shares with a value of up to US$30 million from treasury to LPC from time to time at the Company’s discretion for a period of up to 36 months. The sale of Common Shares under the Purchase Agreement was qualified under a prospectus supplement dated May 30, 2023 to the Base Shelf Prospectus (the “May Supplement”). The Company sold a total of US$465,273 under the Purchase Agreement prior to the suspension of sales. No further Common Shares will be sold to LPC pursuant to the May Supplement. Subject to receipt of all necessary regulatory approvals, the Company intends to file a new supplement with respect to the Purchase Agreement to be filed under a new base shelf prospectus.
About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the anticipated closing of the Offering, the use of Offering proceeds, the receipt of applicable regulatory approvals, including the approval of the Exchange, the Company’s ability to relaunch sales under the LPC Agreement, and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the year ended March 31, 2023, the Company’s annual information form for the year ended March 31, 2023, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com